Exhibit 2.4

EXECUTION COPY

NON-COMPETITION AND NON-SOLICITATION AGREEMENT

This Non-Competition and Non-Solicitation Agreement dated February 28, 2010 (this “Agreement”) is among Marc Ethan Berman (the “Management Securityholder”), RiskMetrics Group, Inc., a corporation formed under the laws of the State of Delaware (including its subsidiaries, the “Company”) and MSCI Inc., a corporation formed under the laws of the State of Delaware (including its subsidiaries, “Parent”).  Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Agreement and Plan of Merger dated as of February 28, 2010 (the “Merger Agreement”) by and among the Company, Parent, and Crossway Inc., a Delaware corporation and a wholly-owned subsidiary of Parent.

W I T N E S S E T H:

WHEREAS, the Management Securityholder is the beneficial owner of Company Stock and Company Stock Options in respect of which the Management Securityholder is receiving consideration pursuant to the Merger Agreement at the Closing.

NOW, THEREFORE, in consideration of the foregoing and of the covenants and obligations hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.  Non-Competition.

(a)  During the Restricted Period (as defined below), the Management Securityholder agrees not to, directly or indirectly, for any reason, own, assist or have any interest in, a Person or business in competition with the Restricted Business (as defined below) or engage in a business in competition with the Restricted Business, in any capacity, whether as an employee, officer, director, principal, proprietor, shareholder, independent contractor, consultant, advisor, agent, representative or partner, anywhere in the world, including on behalf of or together with any other Person, or directly as an employee of, any other company.

(b)  The term “Restricted Business” as used in this Agreement shall mean any business engaged in or actively planned to be engaged in by the Company as of the Closing Date.

Section 2.  Non-Solicitation.  During the Restricted Period, the Management Securityholder agrees not to, either on his own behalf or on behalf of any other Person, directly or indirectly:

(a)  (i) hire, solicit, encourage or otherwise induce or influence to leave the employ or service of the Company or Parent any person who is then, or during the immediately preceding six months was, either (A) an employee of or (B) an independent contractor, providing services equal to at least 50% of those provided by a full time employee, to, in either case (x) the Company or, (y) if known after due inquiry, Parent, or (ii) attempt to hire, solicit, encourage, recruit or otherwise induce any such person to work or otherwise provide services, either for the Management Securityholder or for any other Person; or

(b)  solicit, entice away or divert any client, customer or account of (i) the Company or, (ii) if known after due inquiry, Parent’s risk analytics business, in either case for which the Company or Parent’s risk analytics business is then doing or has done work during the immediately preceding 12 months, but solely to the extent such solicitation, enticement or diversion relates to the Restricted Business.  The Management Securityholder agrees that client or customer lists, business contracts and related items of the Company or Parent are the property of the Company or Parent, as applicable.

Section 3.  Restricted Period.  The “Restricted Period” shall be the period commencing on the Closing Date and ending on December 31, 2011.  The Restricted Period shall be extended by the length of time during which it is judicially determined that the Management Securityholder has violated such restrictions set forth in this Agreement, in any material respect.  If the Merger Agreement is terminated, this Agreement automatically shall be null, void and of no force and effect without further action by any of the parties hereto or any other Person.

Section 4.  Representations.  Each party hereto hereby represents and warrants that (a) the execution, delivery and performance of this Agreement by such party and the consummation of the transactions contemplated hereby are within its powers and have been authorized by all necessary action on the part of such party, (b) this Agreement constitutes a valid and binding agreement of such party and (c) the execution, delivery and performance of this Agreement by such party (1) will not violate any agreement with any Person by such party and (2) will not violate any applicable law or regulation.

Section 5.  Severability.  If any provision contained in this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.  It is the intention of the parties that if any restriction or covenant contained in Section 1 or Section 2 is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or is in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction shall construe and interpret or reform such provision to provide for a restriction or covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable law.

Section 6.  Rights and Remedies for Breach.

(a)  Specific Performance.  The Management Securityholder acknowledges that the Company and Parent would be irreparably harmed by any breach of Section 1 or Section 2 of this Agreement and that there would be no adequate remedy at law or in damages to compensate the Company or Parent for any such breach.  The Management Securityholder agrees that the Company and Parent shall be entitled to seek injunctive relief requiring specific performance by the Management Securityholder of such Sections, in addition to any other remedy to which they are entitled at law or in equity.

(b)  Other Remedies.  If the Management Securityholder breaches any of the covenants set forth in Section 1 or Section 2 of this Agreement, the Management Securityholder agrees that the Company and Parent shall be entitled to seek all rights and remedies available at law or in equity.

Section 7.  Counterparts; Effectiveness; Termination.  This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  This Agreement shall become effective at the Closing Date and, except for Section 6 which shall survive and continue in full force following termination of the Agreement, shall terminate at the end of the Restricted Period.

Section 8.  Permitted Activities.  This Agreement shall not restrict or prohibit the Management Securityholder from directly or indirectly acquiring or owning not more than five percent (5%) of any class of securities of any company that is publicly traded as a passive investment.

Section 9.  Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

RISKMETRICS GROUP, INC.
By:	/s/ Steven Friedman
	Name:	Steven Friedman
	Title:	General Counsel

MSCI INC.
By:	/s/ Henry Fernandez
	Name:	Henry Fernandez
	Title:	Chief Executive Officer

MANAGEMENT SECURITYHOLDER
By:	/s/ Marc Ethan Berman
Marc Ethan Berman

[SIGNATURE PAGE TO NON-COMPETITION AND NON-SOLICITATION AGREEMENT]